January 4, 2019

VIA EDGAR

Alison White

Senior Counsel

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: AlphaCentric Prime Meridian Income Fund

File Nos. 333-216033 and 811-23230

Dear Ms. White:

On February 13, 2017, AlphaCentric Prime Meridian Income Fund (the "Fund" or the "Registrant") filed a registration statement under the Securities Act of 1933 on Form N-2 (the "Registration Statement") with respect to the Fund. On March 15, 2017, Marianne Dobelbower provided written comments to the Registration Statement. On September 21, 2018, the Registrant filed a pre-effective amended registration statement under the Securities Act of 1933 on Form N-2 (the "Amended Registration Statement") with respect to the Fund. On October 17, 2018, you provided oral comments to the Amended Registration Statement and the related response letter that sought to address Ms. Dobelbower’s comments. Further oral comments of a clarifying nature were received during October 2018. Subsequently, on December 4, 2018, the Registrant filed pre-effective amendment number 2 to the registration statement under the Securities Act of 1933 on Form N-2 (the "Second Amended Registration Statement") with respect to the Fund. On December 13, 2018, you provided oral comments to the Second Amended Registration Statement. Please find below your comments and the Registrant's responses, which the Registrant has authorized Thompson Hine LLP to make on behalf of the Registrant. For the ease of review, the following includes excerpts from certain original comments and responses when illustrative.

Prospectus

Comment 1. The references to the distributor offering the Fund’s securities on a best efforts basis seem to have a typographical error. Please review and correct all such occurrences.

Response. The Registrant has reviewed and corrected all such occurrences.

4831-4028-9922.1

Comment 2. Please explain supplementally, how each platform selects loans.

Response. The Registrant does not have access to the proprietary inner workings of any platform loan selection processes. However, based upon publicly-available information the following summarizes the general terms of the loan approval and selection process for the two platforms from which the Fund expects to acquire loans.

Prosper Funding LLC (“Prosper”)

Generally, Prosper ranks loan quality using a proprietary system which it refers to as a “Prosper Rating.” Without being able to see the inner working of the system, the Registrant cannot give a definitive analysis of this approval and ranking system. However, it would appear that the rating is based upon factors such as FICO score, recent and long term payment delinquencies, existing debt load, employment history, income and state of residence. Prosper offers a variety of loans including the following personal loan types: Debt Consolidation Loans, Home Improvement Loans, Short Term & Bridge Loans, Auto & Vehicle Loans, Small Business Loans, Baby & Adoption Loans, Engagement Ring Financing, Special Occasion Loans, Green Loans, and Military Loans.

Additionally, Prosper offers these as fixed rate, fully amortizing, unsecured loans from $2,000 to $40,000. Loan terms of 3 and 5 years are available, depending upon “Prosper Rating” and loan amount. These loans are offered with no penalties for paying off the loan early or for making partial prepayments.

Every loan application is assigned a Prosper Rating – a proprietary system that allows Prosper to maintain consistency in evaluation. Information from potential borrowers is subject to verification. Prosper’s “Verification Stage” is not a measure of potential credit risk. It is only an indication of the progress of a loan application based on verification of required information and documents. However, a loan in verification stage 3 indicates that the borrower’s information is farther along in Prosper’s verification process thereby increasing the likelihood that the loan will originate.

LendingClub Corporation (Lending Club)

LendingClub ranks loan quality using a variety of proprietary risk algorithms that assign each borrower to one of 35 possible loan grades. Without access to the inner workings of the system, the Registrant cannot provide a definitive analysis of the LendingClub approval and ranking system. It appears that the ratings are assigned based on behavioral data, transactional data, employment information, and credit scores. Once the information is obtained, the LendingClub verifies the borrower’s identity, income, and employment information before approving the loan. The credit decisions and scoring models are evaluated on a regular basis to ensure that they continue to accurately evaluate a borrower’s credit-worthiness and likelihood of default.

LendingClub offers Personal Loans, Education and Patient Finance Loans, Auto Refinance Loans, and Small Business Loans. Loans can be granted on a standard or custom basis. A standard loan is offered on the platform and borrowers must meet certain minimum credit requirements, including a FICO score of at least 660, satisfactory debt-to-income ratios, 36 months of credit history and a limited number of credit inquiries in the previous six months. A custom loan may be granted when the standard credit requirements are not met.

Comment 3. Does the Registrant, advisor, or sub-advisor receive proprietary rating information or investment guidance from a platform or its management?

Response. None of the Registrant, advisor, nor sub-advisor receive proprietary rating information or investment guidance from a platform or its management. The sub-advisor does provide screening criteria to platforms to make clear the minimum quality threshold for Fund investments but this is a flow of information to a platform rather than from a platform.

Comment 4. Please describe who pays a platform and how the platform is compensated by the Fund.

Response. Generally, the platform receives an origination fee from the borrower and would receive interest payments on the loan if the platform kept the loan in its portfolio. As to the Fund, the Fund will purchase the loans at stated principal amount (i.e. par) and pay a platform affiliate a serving fee for servicing the loans.

Comment 5. How does the advisor or sub-advisor select which loans to purchase?

Response. The Registrant notes that the advisor has delegated investment selection and portfolio management to the sub-advisor. The sub-advisor uses a proprietary multi-factor model to evaluate and screen loans. The Registrant believes the prospectus presently describes this process with robust detail as reproduced below.

“The Fund’s sub-advisor uses a proprietary model that evaluates Marketplace Loans available for purchase on various lending platforms. The model scans the available loans and eliminates those loans that it determines have a higher likelihood of default based on the historical loan performance of the loans originated at the specific platform where the new loans are being purchased The sub-advisor will further filter the loans based on independent criteria after they have been filtered by each platform's own independent underwriting and loan grading methodologies. Factors are not weighted but serve as a combined screening device. Updated platform loan performance is reviewed at least quarterly. The sub-advisor then invests the Fund’s assets in those loans which meet the model’s criteria. The sub-advisor’s loan purchase criteria varies based upon each origination platform’s underwriting model; however, generally, loans are filtered based on FICO score, debt-to-income ratios, number of credit inquires, and similar creditworthiness criteria. To not be excluded by the model, the loans must not be in a bottom quantile in model score for projected delinquency rate, when compared with other loans in the same segment with similar interest rate range and term. The percentile cut-off is dependent on the return outlook of the specific segment (e.g. a higher model score cut-off is needed in a below average performing loan segment), as well as available inventory (e.g. loan segments with ample inventory will often have a higher cutoff score). The specific FICO score minimum used by the Fund is 600, but the Fund will ensure that the average weighted FICO remains at or above 660 at all times, which is above the minimum FICO required to be a prime borrower. Marketplace Loans primarily will consist of prime consumer, small and mid-sized businesses and real estate loans with maturities of five years or less and may be secured or unsecured loans. The Fund’s sub-advisor intends to hold each loan until maturity.”

The Registrant does not believe it can provide further detail without divulging the sub-adviser’s proprietary methods which would jeopardize the sub-adviser’s ability to manage the investment portfolio of the Fund.

Comment 6. With respect to disclosures related to evidence of loan ownership, please state that this description applies to all loan types.

Response. The Registrant has made the requested revision.

Comment 7. Please advise as to whether the Registrant has considered imposing suitability requirement or otherwise restricting investment in the Fund to certain classes of investors, such as accredited investors.

Response. The Registrant has considered such an issue and does not believe its shares should be offered on a restricted basis.

Comment 8. When describing distribution channels, please remove reference to open-ended terms such as “including” and list all distribution channels.

Response. The Registrant has revised disclosures to remove reference to open-ended terms and has listed all distribution channels.

Comment 9. Please provide an undertaking to include in the notes to the Fund’s financial statements information stating that the unit of measure is the individual loan and that the Fund’s assets are priced at least as frequently as the Fund’s shares are offered.

Response. The Registrant undertakes to include in the notes to the Fund’s financial statements information stating that the unit of measure is the individual loan and that the Fund’s assets are priced at least as frequently as the Fund’s shares are offered.

If you have any further questions or additional comments, please contact Parker D. Bridgeport at (614) 469-3238 or JoAnn Strasser at (614) 469-3265.

Sincerely,

/s/ Parker D. Bridgeport

Parker D. Bridgeport